Exhibit 3

                   Buenos Aires, November 8, 2011

Mr. Alejandro Vanoli

President of the Argentine Securities

and Exchange Commission

(Comisión Nacional de Valores)

Re: Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (EDENOR S.A.). Financial Statements 2011, 3rd quarter - Approval.

Dear Mr. Vanoli,

This letter is addressed to you, in compliance with the provisions of Chapter XXIII, Article 1, subparagraph b.4) of the Rules of the Commission (text as per Res. No. 368/01), to submit the abstract of the relevant part of Minutes No. 331 of Board of Directors’ Meeting held on November 8, 2011 at Avda. del Libertador 6363, 11th floor, City of Buenos Aires, in relation to the Board of Directors’ approval of the SECOND ITEM of the agenda: 3) Consideration of the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, all with respect to the third quarter of the fiscal year ended September 30, 2011.

Yours sincerely,

Diego Manuel Allegue
Agent

CONSIDERATION OF THE GENERAL BALANCE SHEET, STATEMENT OF INCOME, STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, STATEMENT OF CASH FLOWS, SUPPLEMENTAL DOCUMENTS, INFORMATIVE REPORT, INFORMATION REQUIRED UNDER SECTION 68 OF THE REGULATIONS OF THE BUENOS AIRES STOCK EXCHANGE, REPORTS OF THE CERTIFYING ACCOUNTANT AND THE SUPERVISORY COMMITTEE, ALL WITH RESPECT TO THE THIRD QUARTER OF THE FISCAL YEAR ENDED SEPTEMBER 30, 2011.

MINUTES No. 331: In the City of Buenos Aires, on November 8, 2011, at 11 a.m., the undersigning Directors of Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) (the “Company”) held a meeting and the Statutory Auditors. The meeting was chaired by the Chairman, Alejandro Macfarlane, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors […] the SECOND ITEM of the Agenda: 2) Consideration of the General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, Supplemental Documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange, Reports of the Certifying Accountant and the Supervisory Committee, all with respect to the third quarter of the fiscal year ended September 30, 2011. The Chairman gave the floor again to Mr. Ruíz who detailed the most relevant aspects of the draft of Financial Statements for the fiscal year ended September 30, 2011.

BALANCE SHEET

TOTAL ASSETS totaled AR$MM 5,616 at 2011 fiscal year-end as compared to 5,031.7 at 2010 fiscal year-end, representing a 12% increase, mainly deriving from an increase in permanent investments.

TOTAL LIABILITIES recorded AR$MM 2,923.6 at 2010 year-end as compared to AR$MM 3,638, representing a 24% increase, mainly due to loans taken and PUREE values retained by the Company as temporary offset of MCM pending authorization to be applied to rates.

STATEMENT OF INCOME:

1. INCOME FROM SERVICES RENDERED

This line item includes net sales of penalties, fines and discounts, late payment surcharges, proceeds from the right to use posts and connections and reconnections charges. During the fiscal year under analysis, it totaled AR$MM 1,728. During the third quarter, it reached AR$MM 587. As compared to the previous fiscal year, it increased by AR$MM 76 basically in sales of energy, equal to a 4.6% increase.

2. PURCHASES OF ENERGY
Purchases of energy increased by 6.7%, from AR$MM 807 to AR$MM 861, mainly due to a quantity effect, as net units purchased were 5.1% higher than in 2010 and also due to an effect where average unit purchase price was recorded at AR$59,6 MWh in 2011 as compared to AR$58,6 MWh disclosed in the same period in 2010.

3. GROSS MARGIN
Based on the information above, it may be inferred that the margin increased by AR$MM 23, equal to a 2.6% increase.

4. OPERATING COSTS
These costs recorded an aggregate increase of AR$MM223,4, i.e., a 31% higher than that of the previous year, and recorded a 4% decrease as compared to the second quarter, broken down as follows:

• Transmission and distribution costs: their increase totaled AR$MM170 made up of salary and social security payables and services hired.
· Administrative expenses: their increase totaled AR$MM16 made up of an increase in payroll costs and third parties services.
• Marketing expenses: their increase was of AR$MM22 due to salaries, operating costs and contractors' payments, offset with a reduced charge in bad debts provision.

5. OTHER INCOME (LOSS), NET
This line item recorded a loss of AR$MM 19 as compared to the AR$MM 14,8 recorded in the same period of the previous fiscal year, basically due to higher non-operative expenses related to legal contingencies.

6. INCOME/(LOSS) FROM PERMANENTE INVESTMENTS
As a consequence of the incorporation of new companies acquired in March, an income of AR$MM 70 was recorded which relates to an income of AR$MM 60 plus a negative goodwill amortization for AR$MM 10. It should be noted that said income only applies to the 7-month period in which the Company exercised control over the subsidiaries. In addition, negative goodwill derives from the difference between the fair value assets and liabilities acquired (in this case, their book value) versus the value actually paid for them.

7. NET INCOME
It recorded an AR$MM 23 loss, which in the absence of the new subsidiaries’ effect, would have reached AR$MM 93,4.

8. FINANCIAL INCOME/LOSS
• Generated by assets: AR$MM 23 income was recorded, resulting from income from interest earned on placements, exchange differences, offset by the ITF. In turn, after recording the Company’s pro rata interest in EDELAR as an asset available for sale, a loss totaling AR$MM10 was accounted for.
• Generated by liabilities: AR$MM 211,7 loss was recorded, mainly as a consequence of accrued interest, changes in exchange rate and the ITF.
Net financial income/(loss) recorded AR$MM 188 loss, and AR$MM 75 recorded during the third quarter.

9. REPURCHASE OF NOTES AND OTHER INSTRUMENTS
This line item result is virtually neutral, including net present value assessment of receivables and debts.

10. INCOME/(LOSS) BEFORE TAXES
It recorded AR$MM 212 loss, as compared to the 2010 income of AR$MM 20, mainly due to a decrease in income/(loss) from ordinary operations caused by the rise in costs and maintenance of revenue, the growth of which depends on a higher consumption.

11. INCOME TAX
It recorded AR$MM 81 positive charge considerably different from the AR$MM 23 negative charge of the previous period, mainly due to the loss recorded during the fiscal year.
Income tax is calculated by applying the deferred tax method intended to balance tax burden registration with accounting recognition pursuant to accounting rules that may differ from the tax treatment.

CHANGES IN SHAREHOLDERS’ EQUITY

As of closing date, this line item totaled AR$MM 1,977.7. During the year, the following accounting transactions took place:

a) Loss for the period for AR$MM 130,4.

STATEMENT OF CASH FLOWS

During the fiscal year, it recorded an decrease in cash flows (cash + investments not exceeding 3 months) by AR$MM 538 after investments in property, plant and equipment for AR$MM 233, net increase in debts for AR$MM 124, purchase of subsidiaries for AR$MM 571 and loans granted for the restructuring of their financial liabilities for AR$MM 311. Funds generated by operating transactions amounted to AR$MM 578.

In the third quarter, cash flow recorded an increase, with AR$MM 79 increase in funds generated by PUREE.

CONSOLIDATED FINANCIAL STATEMENTS
In accordance with the professional and regulatory rules in force, the Company, since the date of acquisition, incorporates EMDERSA and AESEBA and consolidates its balance sheet based on the straight-line method provided for in RT 21.
At the time of the acquisition, net assets and liabilities were allocated to their respective goodwill and dividends pending payment adjusted by the percentages of interest held by the Company. The result thereof was compared with the payment actually made and the outcome is the negative goodwill recoded at the beginning of the year of AR$MM 483,6. That goodwill is amortized in the remaining weighted average period of the useful life of assets owned by each subsidiary, which results in approximately 26 years, and an amortization of AR$MM 10

In the consolidated financial statements, Total Assets amount to AR$MM 6,613 and Total Liabilities to AR$MM 4,402, while minority interests total AR$MM 234

The result for the Company is improved, reflected in a positive income/(loss) from ordinary operations.

In turn, cash flows is slightly improved due to a higher holding of funds at year-end of AR$MM 81, as a consequence of a better generation of operative funds of AR$MM 91, after investments in property, plant and equipment of AR$MM 380, decrease in loans of AR$MM 151 and payment of dividends of AR$MM 2.

IFRS PROJECT

The International Accounting Standards project is being implemented and no significant deviation from the goals and terms fixed in the timely approved plan was recorded, and the Company completed the process of diagnosis and quantification.

The Audit Committee was informed of the most relevant aspects, and the Company met, as regards the project created by its controlling Company, all terms, criteria and options under the new system.

Subsidiaries are undergoing the diagnosis process, and their review and status report are being conducted for each of them in connection with their implementation.

After discussion moved by the Chairman, the Board of Directors unanimously decided to approve all documents submitted for consideration in that item of the Agenda, which were to be transcribed in the Company’s corporate books […] There being no further issues to transact, the meeting was adjourned at 12:30 a.m.”. Signed by Messrs. Alejandro Macfarlane; Gustavo Mariani; Eduardo Llanos; Luis Pablo Rogelio Pagano; Maximiliano Fernández; Edgardo Volosín; Diego Salaverri; Eduardo Quiles; Javier Errecondo and Jorge Pardo.

Diego Manuel Allegue
Agent